
November 18, 2024

Joe Rzepka
Chief Financial Officer
TOMI Environmental Solutions, Inc.
8430 Spires Way
Frederick, MD 21701

      Re: TOMI Environmental Solutions, Inc.
           Form 10-K filed April 1, 2024
           File No. 001-39574

Dear Joe Rzepka:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services